UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018; and

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018.

Item 1 – Information Contained in this Form 6-K Report

As previously announced, on February 14, 2018, Seaspan Corporation (the “Company”) issued and sold to Fairfax Financial Holdings Limited, through certain of its affiliates (such affiliates being referred to as the “Fairfax Investors”), $250 million aggregate principal amount of the Company’s 5.50% Senior Notes due 2025 (the “Notes”) and warrants to purchase the Company’s Class A common shares, for an aggregate purchase price of $250 million in a transaction exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes are guaranteed by certain subsidiary guarantors of the Company (the “Guarantors”) specified in the indenture, dated October 10, 2017, between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as amended and supplemented by a second supplemental indenture, dated as of February 14, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a third supplemental indenture, dated as of February 22, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fourth supplemental indenture, dated as of March 22, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a fifth supplemental indenture, dated as of March 26, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, a sixth supplemental indenture, dated as of March 26, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee, and a seventh supplemental indenture, dated as of June 8, 2018, by and among the Company, the subsidiary guarantors specified therein and the Trustee.

In connection with the issuance of the Notes, the Company agreed with the Fairfax Investors to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) with respect to an offer to exchange the Notes and related guarantees for substantially identical notes and guarantees registered under the Securities Act. This Report of Foreign Private Issuer on Form 6-K is being furnished solely to update the Company’s unaudited interim financial statements as of and for the three-month period ended March 31, 2018 (previously provided in the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on May 4, 2018 (the “Q1 2018 Form 6-K”)), by including Note 18, “Guarantor Financial Information,” which contains the condensed consolidating financial information of the Guarantors as required by Regulation S-X (the “Updated Financial Statements”).

The Updated Financial Statements are set forth as Exhibit 99.1 hereto.  Other than the addition of Note 18, “Guarantor Financial Information,” and updating for subsequent events occurring after March 31, 2018 in Note 19, the information in the Updated Financial Statements remains unchanged and has not otherwise been updated for activities or events occurring after the date this information was originally presented in the Q1 2018 Form 6-K. The information included in this Report of Foreign Private Issuer on Form 6-K should be read in conjunction with the Q1 2018 Form 6-K and any other filings subsequently made by the Company with the SEC.

Exhibit Index

Exhibit No.	Description

99.1	Interim financial statements of the Company as of and for the three-month period ended March 31, 2018, as updated solely to include Note 18, “Guarantor Financial Information.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: June 15, 2018	By:	/s/ Ryan Courson
Name: Ryan Courson Title: Chief Financial Officer